Points International Reports First Quarter 2011 Financial Results

– Revenue of $28.5 million increased 21% year-over-year –

– Gross Margin of $5.1 million increased 21% over prior year period –

– EBITDA of $313,000 increased 37% year-over-year –

 – Reiterated full year 2011 guidance –

– Strong new partner launches and global business opportunities; Robust 2011 partner pipeline –

Toronto, Canada – May 3, 2011 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, today announced results for the first quarter ended March 31, 2011. All financial results are in U.S. Dollars and both 2011 actual and 2010 comparatives have been presented in accordance with International Financial Reporting Standards (“IFRS”).

“The first quarter marked a solid start to 2011 as evidenced by our strong revenue growth, expanded partner network and enhanced capital structure," said CEO Rob MacLean. “Revenues increased on both a year-over-year and sequential basis reaching $28.5 million in the first quarter. Revenue growth was fueled by the strength of our existing partnerships, as well as the addition of several new transactional partners to our private label and Points.com branded platforms.”

Mr. MacLean continued, “Since the beginning of the year, we added 4 new transactional partners and deployed 12 new products and services across Points’ loyalty program management platform. Increasingly evident in our partner platform is our success in expanding into new geographic territories and market verticals. During the quarter, we were pleased to welcome two new international partners to Points’ partner network including Saudi Arabian Airlines, building upon our presence in the Middle East, and LANPASS, extending our presence in South America. In addition, during the quarter we built upon our US retail presence through an extended relationship with Best Buy and a newly formed partnership with PayPal.”

Mr. MacLean continued, “Complementing our strong financial and operational performance, our share consolidation and subsequent NASDAQ listing was completed in the first quarter of 2011. Achieving a NASDAQ listing was a key strategic priority for Points and consistent with our objective to improve the visibility of our financial and operational achievements within the financial community.”

First Quarter 2011 Financial Results

Total revenue was $28.5 million for the first quarter of 2011. Revenue was up 21.2% over the $23.5 million reported in the first quarter of 2010, and up 5.4% over the $27.0 million reported in the fourth quarter of 2010. Principal revenue totaled $26.7 million, an increase of 22.3% over the $21.8 million in the same period last year, and up 6.2% over the $25.1 million in the fourth quarter of 2010. Other partner revenue was $1.8 million, up from $1.7 million reported in the same period of last year and down from $1.9 million in the fourth quarter of 2010.

Gross margin for the first quarter of 2011 was $5.1 million, or 17.9% of revenue, compared to gross margin of $4.2 million, or 17.9% of revenue in the first quarter of 2010. Gross margin for the fourth quarter of 2010 was $5.9 million, or 22.0% of revenue.

Points reported a net loss for the first quarter of 2011 of $189,000, or ($0.01) per share. This compares to net income in the first quarter of 2010 of $443,000, or $0.03 per share, and to net income in the fourth quarter of 2010 of $341,000, or $0.02 per share, which included non-cash, non-recurring charges of $675,000 related to the impairment of long-lived assets.

During the first quarter of 2011, Points reported positive EBITDA of $313,000 compared to positive EBITDA of $229,000 in the same period of 2010 and $1.6 million in the fourth quarter of 2010.

As of March 31, 2011, total funds available, comprised of cash and cash equivalents together with security deposits, restricted cash and amounts with payment processors, was $41.3 million, up from $37.0 million at the end of the fourth quarter of 2010. The Company remains debt-free and is pleased with its overall financial position and its proven ability to generate positive free cash flow on an ongoing basis.

First Quarter 2011 Business Metrics

			Q1/11 vs.		Q1/11 vs.
	Q1/11	Q4/10	Q4/10	Q1/10	Q1/10
TOTAL ALL CHANNELS
Points/Miles Transacted (in 000s)	3,066,878	3,175,884	-3%	2,770,973	11%
No. of Points/Miles Transactions	342,012	318,067	8%	285,191	20%
LOYALTY CURRENCY SERVICES
Points/Miles Transacted (in 000s)	2,764,000	2,808,153	-2%	2,485,539	11%
No. of Points/Miles Transactions	321,326	295,120	9%	266,992	20%
POINTS.COM CHANNELS
Points/Miles Transacted (in 000s)	302,878	367,731	-18%	285,434	6%
No. of Points/Miles Transactions	20,686	22,947	-10%	18,199	14%
Cumulative Registered Users	2,655,605	2,573,719	3%	2,467,663	8%

Business Outlook

The Company is reiterating its financial guidance for the year ended December 31, 2011, as follows:

  The Company continues to expect revenue to be in the range of $120 million to $130 million, representing a 25% to 36% increase over 2010 revenue

  The Company continues to expect EBITDA to be in the range of $5 million to $8 million

  The Company continues to expect net income to be in the range of $3 million to $6 million, or $0.20 to $0.40 per share

Investor Conference Call

Points' quarterly conference call with investors will be held today at 5:00 pm. Eastern Time. To participate in the conference call, investors from the U.S. and Canada should dial (888) 846-5003 ten minutes prior to the scheduled start time. International callers should dial (480) 629-9856. In addition, the call will be broadcast live over the Internet hosted at the Investor Relations section of the Company's website at www.pointsinternational.com and will be archived online upon completion of the conference call. A telephonic replay of the conference call will also be available until 11:59 p.m. Eastern Time on Tuesday, May 10, 2011 by dialing (877) 870-5176 in the U.S. and Canada and (858) 384-5517 internationally and entering the passcode: 4435851.

About Points International Ltd

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management platform. The site was named one of the 30 Best Travel Sites in 2008 and 28 Best Travel Sites in 2009 by Kiplinger's. At Points.com consumers can Earn, Buy, Gift, Share, Trade, Exchange and Redeem miles and points from more than 25 of the world's leading reward programs. Participating programs include American Airlines AAdvantage® program, Aeroplan®, AsiaMilesTM, US Airways Dividend Miles® and InterContinental Hotels Group's Priority Club® Rewards. Redemption partners include Amazon.com®, PayPal and Starbucks. For more information, visit www.pointsinternational.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include our guidance for 2011 with respect to revenue, net income and EBITDA. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and may not prove to be correct. In particular, the financial outlooks herein assume we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience, and we will be able to contain costs and realize operational efficiencies from our upgraded technology platform. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Transition to IFRS

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under Canadian GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements for the three months ended March 31, 2011 and the comparative information presented in these interim financial statements for both the three months ended March 31, 2010 and the year ended December 31, 2010.

Points International Ltd.
Condensed Consolidated Interim Balance Sheets

Expressed in thousands of United States dollars	March 31,	December 31,	January 1,
(Unaudited)	2011	2010	2010
		(Note 16)	(Note 16)

ASSETS
Current assets
Cash and cash equivalents	$30,810	$28,463	$26,414
Restricted cash	1,791	1,776	802
Funds receivable from payment processors	6,205	4,624	5,855
Security deposits	2,452	2,123	2,463
Accounts receivable	2,538	2,054	1,907
Prepaid expenses and other assets	1,680	1,179	898
Total current assets	45,476	40,219	38,339

Non-current assets
Property and equipment	1,668	1,611	607
Intangible assets	5,018	4,844	2,014
Goodwill	2,580	2,580	2,580
Deferred tax assets	845	984	945
Other assets	607	613	1,033
Total non-current assets	10,718	10,632	7,179
Total assets	$56,194	$50,851	$45,518

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$3,675	$3,679	$2,820
Provisions	67	102	267
Current portion of other liabilities	612	629	609
Payable to loyalty program partners	36,796	31,337	30,215
Total current liabilities	41,150	35,747	33,911

Non-current liabilities
Other liabilities	828	951	301
Total non-current liabilities	828	951	301

Total liabilities	41,978	36,698	34,212

SHAREHOLDERS’ EQUITY
Share capital	56,748	56,683	56,662
Contributed surplus	9,407	9,255	8,677
Accumulated other comprehensive income	332	297	-
Accumulated deficit	(52,271)	(52,082)	(54,033)
Total shareholders’ equity	14,216	14,153	11,306
Total liabilities and shareholders’ equity	$56,194	$50,851	$45,518

5

Points International Ltd.
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income

Expressed in thousands of United States dollars, except per share amounts	March 31,	March 31,
(Unaudited)	2011	2010
		(Note 16)

REVENUE
Principal	$26,697	$21,837
Other partner revenue	1,771	1,664
Interest	5	1
Total Revenue	28,473	23,502

EXPENSES
Direct cost of principal revenue	23,385	19,287
Employment costs	3,244	2,681
Marketing & communications	279	262
Technology services	146	211
Depreciation and amortization	445	135
Foreign exchange gain	(68)	(22)
Operating expenses	1,106	832
Total Expenses	28,537	23,386

OPERATING (LOSS) INCOME	(64)	116
Interest and other charges	-	15
(LOSS) EARNINGS BEFORE INCOME TAX	(64)	101
Deferred income tax expense (recovery)	125	(342)
NET (LOSS) INCOME	(189)	443

OTHER COMPREHENSIVE (LOSS) INCOME
Gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $60 (2010 – $102)	153	228
Reclassification to net income of gain on foreign exchange derivatives designated as cash flow hedges, net of income tax expense of $46 (2010 – $8)	(118)	(18)
Other comprehensive income for the period, net of income tax	35	210

TOTAL COMPREHENSIVE (LOSS) INCOME	$(154)	$653

(LOSS) EARNINGS PER SHARE
Basic (loss) earnings per share	$(0.01)	$0.03

Diluted (loss) earnings per share	$(0.01)	$0.03

6

Points International Ltd.
Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

	Attributable to equity holders of the Company
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
(Unaudited)		Surplus		gains on cash	other com-	deficit	equity
				flow hedges	prehensive
					income
Balance at December 31, 2010	$56,683	$9,255	$65,938	$297	$297	$(52,082)	$14,153
Net loss	-	-	-	-	-	(189)	(189)
Other comprehensive income	-	-	-	35	35	-	35
Total comprehensive income	-	-	-	35	35	(189)	(154)
Effect of stock option compensation plan	-	169	169	-	-	-	169
Share issuances	65	(17)	48	-	-	-	48
Balance at March 31, 2011	$56,748	$9,407	$66,155	$332	$332	$(52,271)	$14,216

Balance at January 1, 2010	$56,662	$8,677	$65,339	$-	$-	$(54,033)	$11,306
Net income	-	-	-	-	-	443	443
Other comprehensive income	-	-	-	210	210	-	210
Total comprehensive income	-	-	-	210	210	443	653
Effect of stock option compensation plan	-	162	162	-	-	-	162
Share issuances	-	-	-	-	-	-	-
Balance at March 31, 2010	$56,662	$8,839	$65,501	$210	$210	$(53,590)	$12,121

7

Points International Ltd.
Condensed Consolidated Interim Statements of Cash Flows

Expressed in thousands of United States dollars	March 31,	March 31,
(Unaudited)	2011	2010
		(Note 16)

Cash flows from operating activities
Net (loss) income for the period	$(189)	$443
Adjustments for:
Depreciation of property and equipment	103	65
Amortization of intangible assets	342	70
Unrealized foreign exchange (gain) loss	(346)	253
Equity-settled share-based payment transactions	169	162
Deferred income tax expense (recovery)	125	(342)
Unrealized gain on derivative contracts designated as cash flow hedges	48	-
Changes in non-cash balances related to operations	2,393	3,028
Net cash provided by operating activities	2,645	3,679

Cash flows from investing activities
Acquisition of property and equipment	(160)	(45)
Additions to intangible assets	(516)	(517)
Changes in restricted cash	-	(1,421)
Net cash used in investing activities	(676)	(1,983)

Cash flows from financing activities
Proceeds from exercise of share options	48	-
Net cash provided by financing activities	48	-

Net increase in cash and cash equivalents	2,017	1,696
Cash and cash equivalents at beginning of the period	28,463	26,414
Effect of exchange rate fluctuations on cash held	330	(253)
Cash and cash equivalents at end of the period	$30,810	$27,857

Interest Received	5	1
Interest Paid	-	-

8

Points International Ltd.
Schedule of Non-GAAP Reconciliations

Gross Margin Information

	For the three months ended

Expressed in thousands of United States dollars	March 31,	December 31,	March 31,
(Unaudited)	2011	2010	2010

Total revenue	$28,473	$27,004	$23,502
Direct cost of principal revenue	23,385	21,063	19,287
Gross Margin	$5,085	$5,941	$4,215
Gross Margin %	18%	22%	18%

Reconciliation of Operating (Loss) Income to EBITDA

	For the three months ended

Expressed in thousands of United States dollars	March 31,	December 31,	March 31,
(Unaudited)	2011	2010	2010

Operating (loss) income	$(64)	$1,185	$116
Depreciation and amortization	445	450	135
Foreign exchange (gain) loss	(68)	7	(22)
EBITDA	$313	$1,642	$229

Contact:

Addo Communications
Andrew Greenebaum / Laura Foster
andrewg@addocommunications.com / lauraf@addocommunications.com
(310) 829-5400